EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm

Intraware, Inc.
Orinda, Ca

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-109969, 333-107881, 333-90442, 333-89566, 333-65112 and 333-53858) and Form S-8 (No. 333-53902, 333-93823, 333-74209 and 333-138270) of Intraware, Inc. of our report dated April 24, 2008, relating to the consolidated financial statements and financial statement schedule, which appears in this Form 10-K.

/s/ BDO Seidman, LLP
 San Francisco, Ca

April 24, 2008